Exhibit 12.1

Emergency Medical Services, L.P.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

						Period	Period
						from	from
						1-Jan	May 25,
						through	through
	Year ended December 31,					May 24,	June 30,
	2006	2007	2008	2009	2010	2011	2011
Net income	39,071	59,818	84,847	115,239	131,724	20,668	5,826
Tax expense	24,961	36,104	52,530	65,685	79,126	19,242	4,158
Pre-tax income	64,032	95,922	137,377	180,924	210,850	39,910	9,984

Fixed charges:
Interest expense and amortization of debt issue costs	45,605	46,948	42,087	40,996	22,912	7,886	17,950
Rentals - 25%	9,140	9,257	9,711	9,718	10,232	4,148	1,081

Total fixed charges	54,745	56,205	51,798	50,714	33,144	12,034	19,031

Pre-tax income plus total fixed charges	118,777	152,127	189,175	231,638	243,994	51,944	29,015

Ratio of earnings to fixed charges	0.46	0.37	0.27	0.22	0.14	0.23	0.66